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Austin Gold Projects Update

September 20, 2023

Summary

- AUST has received gold assay results from the drilling of four holes at the Miller Project located at the southern end of the Carlin gold trend in Elko County, Nevada;

- The State of Oregon has approved the Exploration Permit for drilling at the Stockade Mountain Project, Malheur County, Oregon;

- With both the Bureau of Land Management and Oregon permits in hand, AUST plans to drill ten holes at Stockade Mountain, subject to drill rig availability;

- AUST continues data compilation, evaluation, and planning of a geophysics program on its Lone Mountain Project, Elko County, Nevada;

- AUST is fully funded for the planned exploration programs discussed herein.

Vancouver, BC, Canada -- Austin Gold Corp. ("Austin" or the "Company") (NYSE American: AUST) provides the following projects updates.

Austin has received gold assay results for the drilling program at its Miller Project located at the southern end of the Carlin gold trend in Elko County, Nevada. Four holes totalling 6,565 feet ("ft") (2,001 meters ("m")) were drilled to target Carlin-type gold mineralization hypothesized to occur beneath Quaternary gravels and Tertiary volcanic rocks.  The primary purpose of this drilling program was to determine if suitable Carlin-type host rocks occurred at reasonable depth in areas with gold and multi-element biogeochemical anomalies. Two of the holes encountered the Paleozoic sedimentary rock section at depths of 985 ft (300 m) and 940 ft (286.5 m) respectively that may include the suitable host rocks, whereas two of the holes were ended in Tertiary volcanics at depths of 1,800 ft (548.6 m) and 1,545 ft (470.9 m) respectively.  Some of the sample intervals in the Paleozoic rocks contained detectable gold up to 0.099 grams per tonne ("g/t"), whereas high values of 0.116 and 0.208 g/t gold are hosted by volcanic rocks interpreted to be Eocene in age. A thorough evaluation of data from the drilling program is pending receipt of multi-element geochemistry results and check samples.

At the Stockade Mountain Project, Malheur County, Oregon, the Exploration Permit application has been approved by the Oregon Department of Geology and Mineral Industries to drill up to sixteen holes.  Approval by the United States Bureau of Land Management of the "Notice" to conduct exploration activities was previously received and, therefore, all permits necessary to construct access roads and initiate drilling are in hand.  Stockade Mountain is a gold and silver exploration-stage project with a history of significant exploration work, most notably by BHP-Utah, Phelps Dodge and Placer Dome in the 1990s, followed by twenty years of little to no work.  Austin's drilling program is designed to test beneath the known high-level gold/silver-bearing stockworks mineralization for high-grade vein deposits formed deeper in the hydrothermal system.  Historical near-surface drill intercepts include 260 ft (79.2 m) averaging 0.937 g/t Au from 150 - 410 ft (45.7 - 125 m).  Numerous other drill holes returned long intercepts of >0.2 g/t Au.  Austin plans to initiate the drilling of ten holes at Stockade Mountain as soon as practicable, subject to drill rig availability.

Austin continues data compilation, evaluation, and planning of a geophysics program on its Lone Mountain Project, Elko County, Nevada.  The Lone Mountain property exposes one of about a dozen lower-plate carbonate windows through the regional Roberts Mountains thrust and related faults.  The large Carlin-type deposits at Carlin, Jerritt Canyon, and Cortez are localized in or near such carbonate windows.  Additionally, the Lone Mountain property is an Eocene intrusive complex, and such high-level intrusions have regionally been linked to a wide array of Eocene gold mineralization from Carlin-type and distal disseminated gold deposits to high-temperature Au-Ag-Cu-Zn skarns.

Austin Gold Corp. is fully funded for all planned exploration programs.  Austin continues to review other projects that may have exceptional discovery potential for economic gold/silver deposits.

Robert M. Hatch, the Qualified Person for Austin Gold as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects, has approved the scientific and technical information in this news release.

About Austin Gold Corp.

Austin Gold is a gold exploration company focused on gold targets and making district-scale gold discoveries in the southwestern United States.

Austin Gold has three projects in Nevada. The Kelly Creek Project is located on the Battle Mountain-Eureka (Cortez) gold trend in Humboldt County, the Lone Mountain Project is on the Independence-Jerritt Canyon gold trend in Elko County, and the Miller Project is on the Carlin gold trend in Elko County. Collectively, these Nevada properties comprise approximately 76.2 km2 of unpatented and patented mining claims and mineral tenure.  In Oregon, the Stockade Mountain Project consists of approximately 21.5 km2 of unpatented mining claims situated in a geological environment that appears the same as the nearby Grassy Mountain Deposit that is being permitted for underground mining.

For further information, please contact:

Darcy A. Higgs, Vice President, Business Development

604-644-6580

darcy.higgs@austin.gold

Website: www.austin.gold

Safe Harbor / Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable securities laws that is intended to be covered by the safe harbors created by those laws. "Forward-looking information" includes statements that use forward-looking terminology such as "may", "will", "expect", "anticipate", "believe", "continue", "potential" or the negative thereof or other variations thereof or comparable terminology. Such forward-looking information includes, without limitation, the Company's expectations, strategies and plans for the Miller Project, the Stockade Mountain Project, and the Lone Mountain Project including the Company's planned expenditures and exploration activities.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management at the date the statements are made. Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance, or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance, or achievements expressed or implied by such forward-looking information.

The Company cautions that there can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, investors should not place undue reliance on forward-looking information.

Except as required by law, the Company does not assume any obligation to release publicly any revisions to forward-looking information contained in this press release to reflect events or circumstances after the date hereof.